June 14, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 21, 2010 File No. 001-15194

Dear Mr. Reynolds:

We are unable to provide a final answer within the ten days requested in your letter dated May 28, 2010, in connection with the above-referenced file.  As discussed with Mr. Kim on Monday, June 14th, we hereby request an extension of time to file our response letter.  We anticipate filing our response by Monday, June 21, 2010.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Nelson José Jamel
Name: Nelson José Jamel
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:	Ethan Horowitz Division of Corporation Finance Brian Bhandari Division of Corporation Finance Edwin S. Kim Division of Corporation Finance Kevin Kelley Gibson, Dunn & Crutcher LLP

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526